Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

September 19, 2019

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-233812)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-233817)

Dear Mr. Cowan:

The above-referenced initial filings were made with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on September 18, 2019 (“New Registration Statements”). The accession numbers are 0001193125-19-247729 for Separate Account VA B and 0001193125-19-247789 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Transamerica Advisory Annuity Variable Annuity prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY).

The Transamerica Advisory Annuity Variable Annuity generally mirrors the Transamerica Variable Annuity Variable Annuity – I Share (File No. 333-186031 (non-NY)/333-186035 (NY) (the “Current Registration Statements”)) with some slight modifications. Those modifications to the product are:

1.	There is no Fixed Account available;

2.	There are no Transfer Fees;

3.	The only death benefits that are available are the Policy Value Death Benefit and the Return of Premium Death Benefit;

4.	There are no optional riders available; and

5.	This product will be a ‘direct response’ product marketed directly to consumers without a principal underwriter.

Except for the changes described above, the disclosure in the New Registration Statements are the same as the disclosure in the Current Registration Statements with regard to the Transamerica Variable Annuity - I Share, which has been previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the items listed above contained in the New Registration Statements.

Mr. Mark Cowan

September 19, 2019

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If you have any comments or questions regarding the filing, please call Brian Stallworth at (720) 488-7884, or Becky Reddick at (319) 355-2747, with any comments or questions.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel